This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Resolutions of the 23rd Annual General Meeting of Shareholders

We hereby inform you that the 23rd Annual General Meeting of Shareholders of KT Corporation (the “Company”) for the fiscal year ended December 31, 2004 was convened in accordance with Article 20 of the Articles of Incorporation of the Company, and the shareholders approved the 4 agenda items as proposed. Details of resolution of the 23rd Annual General Meeting of Shareholders are as follows:

1. Date and time: Friday, March 11, 2005 at 10:00 a.m. (KST).

2. Venue: Lecture Hall of the Company’s headquarter building located at 206, Jungja-dong, Bungdang-gu, Sungnam-city, Kyunggi-do, Korea.

3. For additional details, please refer to “Notice of the 23rd Ordinary General Meeting of Shareholders” filed on Form 6-K dated February 16, 2005. All agenda were approved as originally proposed:

Agenda No. 1

Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 23rd Fiscal Year

Agenda No. 2

Amendment of Articles of Incorporation: Introduction of the written voting

Agenda No. 3

Election of Directors

- Jeong-Soo Suh as a standing director

- Stuart B. Solomon and Thae Surn Khwarg as outside directors

Agenda No. 4

Approval of Limit on Remuneration of Standing Directors: 3 billion won for the year 2005